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                                                                    Exhibit 99.1



Russ Berrie and Company, Inc. (NYSE -- RUS) announced today that its Board of Directors has authorized a tender offer to holders of options issued by the Company. In general, optionholders will be offered (a) $5.00 for each share covered by an option with an exercise price less than $19.00 per share; (b) $3.00 for each share covered by an option with an exercise price of $19.00 per share through $26.25 per share; and (c) $2.00 for each share covered by an option with an exercise price greater than $26.25 per share. However, a limited group of the Company's most senior management, who are likely to be considered for future grants of stock options, will be offered lesser amounts: (a) $1.00 for each share covered by an option with an exercise price equal to or less than $26.25 per share; and (b) $0.25 for each share covered by an option with an exercise price greater than $26.25 per share. The price offered for all options issued this year to date and all unvested options, will be $0.25 for each share covered by such option. The Company expects to complete the tender offer in June 2004.

In deciding to make this tender offer, the Board of Directors considered, among other things, the fact that the plans governing option grants prior to this year do not permit adjustment of exercise prices to account for the effect of special dividends. In addition, a majority of the Company's outstanding options have exercise prices in excess of the current market price for the Company's Common Stock. Accordingly, an unintended consequence of the previously-announced special dividend of $7.00 per share is likely to be an increase in the amount by which option exercise prices exceed the market value of the stock that could be obtained upon exercise once the Company's shares trade "ex-dividend". As a result, the Board of Directors concluded that most of the outstanding options will become ineffective to satisfy their intended purpose of motivating and incentivizing employees and aligning the interests of senior management with shareholders.

Options to purchase an aggregate of 1,204,193 shares are currently outstanding. Assuming that all eligible optionholders tender all of their options in the tender offer, the cost to the Company is not expected to exceed approximately $1,000,000, which will be treated as a compensation expense.

The solicitation of offers to buy options as described above will only be made pursuant to formal tender offer materials that the Company will send to holders of Company options.

OPTIONHOLDERS ARE STRONGLY ADVISED TO READ THE STATEMENT ON SCHEDULE TO (WHEN AVAILABLE), AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Optionholders may obtain free copies of the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from the Company or its duly designated agent.